NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders (the “Meeting”) of Neptune Technologies & Bioressources Inc. (the “Company”) will be held at Salon Jarry & Joyce of Le Centre Sheraton Montreal, 1201 René-Lévesque Boulevard West, Montréal (Québec), on June 9, 2009 at 1:30 p.m., for the following purposes:

1.	To receive the financial statements of the Company for the nine-month fiscal period ended February 28, 2009 and the auditors' report thereon;

2.	To elect the directors of the Company for the ensuing year;

3.	To appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.

To consider and, if deemed appropriate, to adopt a resolution (the full text of which is reproduced in the accompanying Management Proxy Circular) approving the grant of a consideration by the Company in favour of certain of its insiders, corresponding to the transfer of warrants issued to the Company by Acasti Pharma Inc. (“Acasti”) and NeuroBioPharm Inc. (“NeuroBioPharm”);

5.

To consider and, if deemed appropriate, to adopt a resolution (the full text of which is reproduced in the accompanying Management Proxy Circular) ratifying the adoption of the stock option plan for Acasti approved by the Board of Directors of Acasti on October 8, 2008 and amended and restated as of April 29, 2009 (the “Acasti Stock Option Plan”);

6.

To consider and, if deemed appropriate, to adopt a resolution (the full text of which is reproduced in the accompanying Management Proxy Circular) approving the grant of options by Acasti in favour of certain of its insiders under the Acasti Stock Option Plan;

7.

To consider and, if deemed appropriate, to adopt a resolution (the full text of which is reproduced in the accompanying Management Proxy Circular) approving the settlement of amounts owed to Gestion Harland Inc. in relation to an agreement signed between the Company and Gestion Harland Inc. in 2001 through the issuance of shares and of warrants of Acasti and NeuroBioPharm; and

8.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.
SIGNED IN LAVAL, QUÉBEC, AS OF APRIL 29, 2009 By Order of the Board of Directors (s) Ronald Denis Ronald Denis Chairman of the Board

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established May 5, 2009 as the record date for the purpose of determining the Company’s shareholders which are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Company, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no later than 5:00 p.m. (Eastern Daylight Time) on Tuesday June 5, 2009. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying Management Proxy Circular.